Exhibit 99.1

BEST Inc. to Hold 2020 Annual General Meeting on October 21, 2020

Hangzhou, China, September 8, 2020 — BEST Inc. (“BEST” or the “Company”) (NYSE: BEST), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it will hold its 2020 annual general meeting of shareholders at Xiyuan 3+4 Hall, 2/F, International Conference Center, Sheraton Grand Hangzhou Wetland Park Resort, 1 Westbrook Resort, Zijingang Road, Hangzhou, Zhejiang Province, People’s Republic of China at 10:00 a.m. (Beijing time) on October 21, 2020.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders to discuss Company affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on September 18, 2020 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof.  Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

BEST has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). BEST’s Annual Report can be accessed on the investor relations section of its website at http://ir.best-inc.com or on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares may obtain a hard copy of the Annual Report, free of charge, by writing to:

BEST Inc.
c/o 2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
Attention: IR Department

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

INVESTOR AND MEDIA CONTACTS

BEST Inc.

Investor Relations Team

E-mail: ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com